UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 23, 2015

GLOBE SPECIALTY METALS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation)	1-34420 (Commission File Number)	20-2055624 (IRS Employer Identification No.)

600 Brickell Ave, Suite 1500

Miami, FL 33131

(Address of principal executive offices and Zip Code)

Registrant’s telephone number, including area code: (786) 509-6900

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

Business Combination Agreement

On February 23, 2015, Globe Specialty Metals, Inc., a Delaware corporation (the “Company”), Grupo Villar Mir, S.A.U., a public limited company (sociedad anónima) incorporated under the laws of Spain (“Grupo VM”), Grupo FerroAtlántica, S.A.U., a Spanish public limited liability company in the form of a sociedad anónima and wholly-owned subsidiary of Grupo VM (“FA”), VeloNewco Limited PLC, a newly formed private UK holding company and wholly-owned subsidiary of Grupo VM (“VeloNewco”), and Gordon Merger Sub, Inc., a newly formed Delaware corporation and a direct wholly-owned subsidiary of VeloNewco (“Merger Sub”), entered into a Business Combination Agreement (the “Agreement”), pursuant to which the parties agreed, subject to the terms and conditions of the Agreement, to combine the businesses of the Company and FA under VeloNewco as described below.

Transaction Overview

Subject to the terms and conditions of the Agreement, VeloNewco agreed to acquire from Grupo VM all of the issued and outstanding ordinary shares of FA in exchange for an aggregate of 98,078,161 newly issued VeloNewco Class A ordinary shares (each an “A Ordinary Share”), which will result in FA becoming a wholly-owned subsidiary of VeloNewco (the “Stock Exchange”). After consummation of the Stock Exchange, Merger Sub will merge with and into the Company, with the Company surviving the merger as a wholly-owned subsidiary of VeloNewco (the “Merger”). The Merger is conditioned upon the consummation and implementation of the Stock Exchange.

In the Stock Exchange, Grupo VM may be required to pay to VeloNewco as additional consideration for the A Ordinary Shares an amount in cash, if any, based upon FA’s net debt at closing. In the Merger, each share of common stock of the Company will be converted into the right to receive one VeloNewco ordinary share (each an “Ordinary Share,” and together with the A Ordinary Shares, the “VeloNewco Ordinary Shares”). The A Ordinary Shares and the Ordinary Shares will have the same rights, powers and preferences, and vote together as a single class, except for the right of the holders of Ordinary Shares to the R&W Proceeds as described below.

In connection with the transaction, VeloNewco expects to purchase a buy side representations and warranties insurance policy (the “R&W Policy”) to insure against certain breaches of certain representations and warranties made by FA and Grupo VM in the Agreement. Under the terms of the Articles of Association of VeloNewco (the “VeloNewco Articles”), if VeloNewco receives proceeds under the R&W Policy (after deduction of taxes applicable to such proceeds, if any) (the “R&W Proceeds”), VeloNewco is required to distribute the aggergate R&W Proceeds to the holders of the Ordinary Shares. Each A Ordinary Share automatically converts into one Ordinary Share upon the earlier to occur of: (a) the expiration of the R&W Policy; and (b) its transfer to any person or group which is not Grupo VM, any Grupo VM family member or any affiliate of Grupo VM or a Grupo VM family member.

Listing and Shares

VeloNewco’s Ordinary Shares are expected to be listed on the NASDAQ Global Select Market.

Based on the number of FA ordinary shares and the number of shares of common stock of the Company outstanding on the date of the Agreement, determined using the treasury method, the Company estimates that former shareholders of FA and the Company will own approximately 57% and 43%, respectively, of VeloNewco.

Governance

VeloNewco will have a Board of Directors (the “VeloNewco Board”) consisting of nine directors with four directors to be designated by the Board of Directors of the Company and five directors to be designated by Grupo VM. Alan Kestenbaum, who is currently Executive Chairman of the Company, will be appointed as executive chairman of the VeloNewco Board and as one of the Globe designees. The removal of the executive chairman without cause or the appointment or election of a replacement executive chairman before the third anniversary of closing will require the approval of two-thirds of the directors. Grupo VM is entitled to designate one of the Grupo VM designees as executive vice-chairman of the VeloNewco Board. At least one of the Grupo VM designees and at least three of the Globe designees are required to qualify as “independent directors”, as such term is defined in the NASDAQ Stock Market Rules and applicable law. At the effective time of the Merger, the VeloNewco Board will constitute the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee, each of which shall consist of three members of the VeloNewco Board.

Conditions to the Transaction

Completion of the transactions contemplated by the Agreement (the “Transactions”) is subject to the satisfaction or waiver, if legally permitted, of certain conditions, including (a) approval and adoption of the Agreement by the holders of a majority of the outstanding shares of common stock of the Company; (b) approval by requisite governmental regulators and authorities, including approvals under applicable competition laws; (c) approval for listing of the VeloNewco Ordinary Shares on the NASDAQ Global Select Market; (d) the absence of any law or order prohibiting the completion of the Transactions; (e) the registration statement on Form F-4 used to register the VeloNewco Ordinary Shares to be declared effective by the Securities and Exchange Commission (the “SEC”); (f) the absence of a material adverse effect on either the Company or FA; and (g) each party receiving an opinion from their respective counsels to the effect that the Merger and Stock Exchange, as applicable, should qualify as a tax free reorganization on the parties and its shareholders.

Other Terms of the Agreement

The Agreement contains customary representations and warranties of the Company and FA relating to their respective businesses. The Agreement also contains customary pre-closing covenants, including the obligation of the Company and FA to conduct their businesses in the ordinary course consistent with past practice and to refrain from taking specified actions without the consent of the other party. The Company has agreed not to (a) solicit proposals or enter into agreements relating to alternative acquisition transactions or (b) subject to certain exceptions, enter into discussions concerning, or to provide confidential information in connection with, any proposals for alternative acquisition transactions. Between the date of the Agreement and the effective time of the Merger, FA and its subsidiaries agreed subject to certain exceptions not to authorize or permit any dividend on, or redemption or purchase of, their capital stock, payments to Grupo VM, transfer assets to Grupo VM, assume any liability of Grupo VM, and waive any amounts owed to FA by Grupo VM (all described as “leakage”).

The Agreement contains termination rights for the Company and FA applicable upon (a) a final, binding and non-appealable denial of required regulatory approvals; (b) November 23, 2015, subject to the right of either party to extend such time period for up to 180 additional days to allow for satisfaction of specified regulatory conditions to the closing of the Transactions; (c) the failure of the Company’s shareholders to approve the relevant Transactions by the required vote; (d) a breach by the other party that cannot be cured within 20 business days following notice of such breach, if such breach would result in a failure of the conditions to closing set forth in the Agreement; (e) a change in recommendation relating to the Transactions by the Company’s Board of Directors; and (f) the Company’s Board of Directors determines to enter into a definitive agreement with respect to a superior proposal.

The Agreement is attached hereto as Exhibit 2.1, and is incorporated herein by reference. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to such document.

Voting Agreement

Alan Kestenbaum has entered into a Voting Agreement (the “AK Voting Agreement”) for the benefit of Grupo VM, pursuant to which he has agreed, among other things, to vote all of his shares of the Company’s common stock in favor of the adoption of the Agreement and each of the other actions contemplated by the Agreement. AK also agreed that he would not vote any of his shares of the Company’s common stock in favor of any alternative acquisition agreement. The shares held by Mr. Kestenbaum and subject to the AK Voting Agreement represented as of February 23, 2015, approximately 12% of the voting power of the Company.

The AK Voting Agreement is attached hereto as Exhibit 99.1, and is incorporated herein by reference. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to such document.

Amendment to AK Employment Agreement

On February 22, 2015, the Company entered into an amendment (the “Amendment”) to the Employment Agreement dated January 27, 2011 (the “Agreement”) between the Company and Alan Kestenbaum. This Amendment extended the term of the Agreement to December 31, 2016 and made certain other changes. Any termination of Mr. Kestenbaum’s employment will be governed by the terms set forth in the Amendment. The Amendment was approved by the independent directors of the Company’s Compensation Committee.

The Amendment is attached hereto as Exhibit 10.1, and is incorporated herein by reference. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to such document.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On February 22, 2015, the Board of Directors of the Company determined that it was in the best interests of the Company and its shareholders to amend the Amended and Restated Bylaws of the Company (the "Bylaws") and by resolution authorized, approved and adopted an amendment to the Bylaws (the "Bylaw Amendment"). The Bylaw Amendment became effective immediately upon its adoption. The Bylaw Amendment provides that if a quorum is not present or represented by proxy at any meeting of shareholders, then the chairman of the meeting or the holders of a majority of the shares entitled to vote at the meeting who are present in person or represented by proxy may adjourn the meeting from time to time until a quorum is present. The Bylaw Amendment further provides unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Company, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or to the Company’s shareholders, (c) any action arising pursuant to any provision of the General Corporation Law of the State of Delaware or the Certificate of Incorporation or the By-Laws (as each may be amended from time to time), (d) any action to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the By-Laws or (e) any action asserting a claim against the Company governed by the internal affairs doctrine.

The foregoing description of the Bylaw Amendment is not complete and is qualified in its entirety by reference to the Bylaw Amendment, which is attached to this report as Exhibit 3.1 and incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

The joint press release announcing the matters described in Item 1.01 of this report is attached hereto as Exhibit 99.2 and is incorporated herein by reference. The information in this report (including exhibits) that is being furnished pursuant to Item 7.01 hereof shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as expressly set forth in such filing. This report will not be deemed an admission as to the materiality of any information in the report that is provided in connection with Regulation FD.

Forward-Looking Statements

Certain statements in this communication regarding the proposed transaction among Globe, Grupo VM, FA and VeloNewco, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding Globe’s, Grupo VM’s, FA’s and VeloNewco’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict(s),” “will,” “expect(s),” “estimate(s),” “project(s),” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: Globe, Grupo VM, FA and VeloNewco’s ability to consummate the transaction; the conditions to the completion of the transaction, including the receipt of stockholder approval; regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; Globe, Grupo VM, FA and VeloNewco’s ability to meet expectations regarding the timing, completion and other aspects of the transaction; the possibility that the parties may be unable to successfully integrate Globe’s and FA’s operations; such integration may be more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees may be difficult; the intense competition and expected increased competition in the future; the ability to adapt services to changes in technology or the marketplace; the ability to maintain and grow relationships with customers and clients; the historic cyclicality of the metals industry and the attendant swings in market price and demand; increases in energy costs and the effect on costs of production; disruptions in the supply of power; availability of raw materials or transportation; cost of raw material inputs and the ability to pass along those costs to customers; costs associated with labor disputes and stoppages; the ability to generate sufficient cash to service indebtedness; integration and development of prior and future acquisitions; VeloNewco’s ability to effectively implement strategic initiatives and actions taken to increase sales growth; VeloNewco’s ability to compete successfully; availability and cost of maintaining adequate levels of insurance; the ability to protect trade secrets or maintain their trademarks and other intellectual property; equipment failures, delays in deliveries or catastrophic loss at any of Globe’s, FA’s or VeloNewco’s manufacturing facilities; changes in laws protecting U.S. and Canadian companies from unfair foreign competition or the measures currently in place or expected to be imposed under those laws; compliance with, potential liability under, and risks related to environmental, health and safety laws and regulations (and changes in such laws and regulations, including their enforcement or interpretation); risks from international operations, such as foreign exchange, tariff, tax, inflation, increased costs, political risks and their ability to expand in certain international markets; risks associated with the metals manufacturing and smelting activity; ability to manage price and operational risks including industrial accidents and natural disasters; ability to acquire or renew permits and approvals; potential loss due to immediate cancellations of service contracts; risks associated with potential unionization of employees or work stoppages that could adversely affect the parties’ operations; changes in general economic, business and political conditions, including changes in the financial markets; and exchange rate fluctuation. Additional information concerning these and other factors can be found in Globe’s filings with the Securities and Exchange Commission (“SEC”), including Globe’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof and Globe, FA or VeloNewco undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction among Globe, Grupo VM, FA and VeloNewco. In connection with the proposed transaction, Globe and VeloNewco intend to file relevant materials with the SEC, including VeloNewco’s registration statement on Form F-4 that will include a proxy statement of Globe that also constitutes a prospectus of VeloNewco. Investors and security holders are urged to read all relevant documents filed with the SEC, including the proxy statement/prospectus, because they will contain important information about the proposed transaction. Investors and security holders are able to obtain the documents (once available) free of charge at the SEC’s website, http://www.sec.gov, or for free from Globe by contacting the Corporate Secretary, Globe Specialty Metals, 600 Brickell Avenue, Suite 1500, Miami, FL 33131, telephone: 786-509-6900 (for documents filed with the SEC by Globe) or from Grupo VM by contacting Investor Relations, Torre Espacio, Paseo de la Castellana, 259 D 49a, 28046 Madrid, Spain, +34 91 556 7347 (for documents filed with the SEC by FA or VeloNewco. Such documents are not currently available.

Participants in Solicitation

Globe, Grupo VM, FA and VeloNewco and their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of Globe common stock with respect to the proposed transaction. Information about Globe’s directors and executive officers is set forth in the proxy statement for Globe’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on October 27, 2014. To the extent holdings of Globe securities have changed since the amounts contained in the proxy statement for Globe’s 2014 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the acquisition (once available). These documents (when available) may be obtained free of charge from the SEC’s website http://www.sec.gov, or from Globe and Grupo VM using the contact information above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1	Business Combination Agreement, dated as of February 23, 2015, by and between the Company, Grupo VM, FA, VeloNewco and Merger Sub

3.1	First Amendment to the Amended and Restated By-Laws of Globe Specialty Metals, Inc., dated as of February 22, 2015

10.1	Amendment, dated February 22, 2015, to the Employment Agreement, dated January 27, 2011, between the Company and Alan Kestenbaum

99.1	Voting Agreement, dated as of February 23, 2015, by and between Alan Kestenbaum and Grupo VM

99.2	Joint Press Release dated February 23, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Globe Specialty Metals, Inc.

Date: February 23, 2015	By:	/s/ Stephen Lebowitz
Name: Stephen Lebowitz
Title: Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description
2.1	Business Combination Agreement, dated as of February 23, 2015, by and between the Company, Grupo VM, FA, VeloNewco and Merger Sub

3.1	First Amendment to the Amended and Restated By-Laws of Globe Specialty Metals, Inc., dated as of February 22, 2015

10.1	Amendment, dated February 22, 2015, to the Employment Agreement, dated January 27, 2011, between the Company and Alan Kestenbaum

99.1	Voting Agreement, dated as of February 23, 2015, by and between Alan Kestenbaum and Grupo VM

99.2	Joint Press Release dated February 23, 2015